UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-127703
 CUSIP Number:  501862106
(Check One):
☒Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q  ☐  Form 10-D   ☐ Form N-SAR  ☐ Form N-CSR

For period ended:	June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Li3 Energy, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	Av. Pardo y Aliaga 699 Of. 802

City, State and Zip Code:	San Isidro, Lima, Peru

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (the “Report”) by the prescribed date of September 28, 2011, because certain financial technical presentation matters could not be finalized within the prescribed time period without unreasonable effort or expense.  The registrant intends to file the Report within the period specified by Rule 12b-25(b)(2)(ii).

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes           ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes           ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

 Results of Operations for fiscal 2011 compared to fiscal 2010

The following is a comparison of our results of operations for the years ended June 30, 2011 and 2010.

Revenues

We had no revenues during the years ended June 30, 2011 and 2010, respectively.

Operating Expenses

Mineral rights impairment expense

During the years ended June 30, 2011 and 2010, mineral rights impairment expense was $4,120,000, and $4,718,785, respectively.  Mineral rights impairment expense for the year ended June 30, 2011 is a result of the impairments of the Alfredo property ($4,070,000) and Peru property ($50,000).  Mineral rights impairment expense for the year ended June 30, 2010 is a result of the impairment of the Puna ($742,178) and Nevada ($3,976,607) properties.  In each of these properties, after further review, we determined that the projects did not meet our requirements for additional mining development activities.

Loss on settlements, net

During the year ended June 30, 2011, the Company recorded a loss on settlement of $1,920,000 as a result of the Company issuing 6,000,000 shares of the Company’s common stock in connection with a settlement with Puna.  In addition, the Company recorded a gain on settlement of $422,500 as a result of a settlement with Lacus (payment of $150,000 in cash and 500,000 shares of the Company’s common stock), which was less than the Company had accrued for these expenses as of June 30, 2010.

Exploration expenses

During the years ended June 30, 2011 and 2010, we incurred exploration expenses of $560,075 and $2,335,779, respectively.  The expenses were lower in fiscal 2011 compared to fiscal 2010 principally due to the Company focusing its efforts on the completion of the Maricunga acquisition throughout fiscal 2011.  During the year ended June 30, 2010,  exploration expenses related to our efforts to secure strategic mineral rights in North and South America, mainly Puna and Nevada.  Exploration expenses include direct expenses, consulting expenses in connection with prospective mining operation investment opportunities, and travel.

General and administrative expenses

During the years ended June 30, 2011 and 2010, we incurred general and administrative expenses of $5,448,667 and 2,762,102, respectively.  During the year ended June 30, 2011, general and administrative expenses were largely comprised of approximately $2.7 million of stock-based compensation, $1 million of legal expenses and $.5 million of travel expenses.  During the year ended June 30, 2010, general and administrative expenses largely consisted of $1.1 million of stock-based compensation, $.5 million of legal expenses and $.4 million of travel expenses.   The increase in general and administrative expenses from fiscal year 2011 to fiscal year 2010 was due to higher stock-based compensation and the Company having a full year of operations during the year ended June 30, 2011.

Other income (expense)

Warrant modification expense

During the year ended June 30, 2011, the Company modified certain warrants by which the Company issued new warrants in exchange for the exercise of previously issued warrants.  The newly issued warrants were treated as derivatives as they contain certain anti-dilution features.  The Company valued the new warrants issued as a result of the modification using the modified lattice model and recorded expense of $1,068,320 during the year ended June 30, 2011.

Change in fair value of derivative liability – warrant instruments

During the year ended June 30, 2011, the Company recorded an expense of $6,116,147 on the change in fair value of derivative liability – warrant instruments, compared to an expense of $6,223,547 during the year ended June 30, 2010.  The expense incurred during the years ended June 30, 2011 and 2010 was largely the result of issuing new warrants in connection with private placement offerings.

Interest expense

During the years ended June 30, 2011 and 2010, interest expense was approximately $410,590 and $7,713, respectively.  The increase in interest expense is attributable to the interest cost on the $1.5 million convertible offering in May 2011, and the amortization of the related deferred financing costs.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Li3 Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: September 29, 2011	By:	/s/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer